SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                                 FiNet.com, Inc.
                      (Formerly Finet Holdings Corporation)
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    317922201
                                 (CUSIP Number)

                              Roger S. Mertz, Esq.
                                Severson & Werson
                       One Embarcadero Center, 26th Floor
                             San Francisco, CA 94111
                                 (415) 398-3344
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                  June 30, 1999
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box { }.

Check the following box if a fee is being paid with the statement { }.

                                  SCHEDULE 13D

CUSIP No. 317922201

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Jose Maria Salema Garcao and Maria Luisa Garcao

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           a {   }
                           b {X}

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

               PF for each reporting person

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                           {   }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Each reporting person has Portuguese citizenship.

NUMBER OF                          7. SOLE VOTING POWER

SHARES Jose Maria Salema Garcao has sole voting power over the 9,330,000 shares

BENEFICIALLY                       8. SHARED VOTING POWER

OWNED BY                              None

EACH                               9. SOLE DISPOSITIVE POWER

REPORTING                             None

PERSON WITH                       10. SHARED DISPOSITIVE POWER

                                      Jose Maria Salema Garcao and Maria
                                      Luisa Garcao share the power to
                                      dispose of the 9,330,000 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,330,000 (of which 6,150,000 represent Common Stock Purchase Warrants and 40,000 represent options to purchase Common Stock)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           {   }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           9.67%


14.      TYPE OF REPORTING PERSON*

                  IN (both reporting persons are individuals)

         Schedule 13D Amendment No.5 dated July 7, 1999, filed by Jose Maria Salema Garcao and Maria Luisa Garcao regarding the Common Stock of FiNet.com, Inc. (formerly Finet Holdings Corporation).


         ITEM 1 --         Security and Issuer:

                  FiNet.com, Inc. (formerly Finet Holdings Corporation)

                  Executive Office Address:

                  3021 Citrus Circle, Suite 150
                  Walnut Creek, California 94598

         ITEM 2 --         Identity and background

a.       Name:  Jose Maria Salema Garcao and Maria Luisa Garcao

b.       Residence or Business Address:

              Quinta Da Marinha
              Lote CT-14
              2750 Cascais, Portugal

c. Present principal occupation and name of employer:

              Management of joint investment portfolio

d. Criminal Convictions:      None

e. Civil Judgments, etc.:     None

f. Citizenship:      Portugal for both

         ITEM 3.-- Source and Amount of Funds or Other Consideration:

              Personal Funds

         ITEM 4 -- Purpose of Transaction

         Each individual reporting person on this Schedule 13D has acquired beneficial ownership of the securities for investment purposes. Depending on market conditions and other factors, the reporting persons may make further purchases of the Company's securities or may sell or otherwise dispose of all or portions of such securities, if such sales and purchases would be desirable investments.

         On October 20, 1997 the Board of Directors of the Company elected Jose Maria Salema Garcao Chairman of the Board pending approval by the shareholders at the next annual meeting. Effective October 16, 1998 Mr. Garcao resigned as Chairman of the Board and as a director of the Company due to the press of other business. As of the date hereof, the reporting persons have no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions
(a) through (j) of Item 4 of Schedule 13D.

         ITEM 5 -- Interest in Securities of Issuer

a.  Number of Shares:  9,330,000 (of which 6,150,000 represent warrants to purchase common stock and 40,000 represent options to purchase common stock.)

                       Percentage Ownership of Class: 9.67%

b. Shares of Sole Power to Vote: Jose Maria Salema Garcao has sole power to vote the 9,330,000 shares
    Shares of Joint Power to Vote:  0
    Shares of Sole Power to Dispose:  0
    Shares of Joint Power to Dispose: Jose Maria Salema Garcao and Maria Luisa
         Garcao  share the power to dispose of the 9,330,000 shares

c.  Transactions effected since the most recent filing on Schedule 13D:


    Since the filing of Amendment No. 4 to the Reporting Persons' Schedule 13D, Mr. Garcao has effected the following transactions::

Type of            Type of       Transaction       Amount       Price (if
Security           Transaction   Date              Transferred  applicable)
--------           -----------   -----------       -----------  -----------
1.  Common Stock   Purchase      8/28/98            19,100     $0.99 per share
2.  Common Stock   Transfer      4/13/99-6/30/9  2,253,000     N/A
3.  Warrants to
    Purchase
    Common Stock   Sale          6/15/99           700,000     $.257 per warrant

         Item 1 above represents purchases via open market over-the-counter transactions effected through brokers at the market rate at the time of the transaction.
         Item 2 above represents transfer of 2,253,000 common shares without consideration previously held by Reporting Persons as custodian for beneficial owners, and with respect to which Reporting Persons disclaimed beneficial ownership.
         Item 3 above represents transfer of 700,000 warrants to purchase common stock at $1.25 per share in a private transaction.

         d.       Power to Direct:  None

         e.       Not applicable

         ITEM 6 -- Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The persons reporting on this Schedule 13D are related to each other by marriage. Besides the shared power to dispose of the Company's securities owned by them and otherwise as set forth in this statement, reporting persons previously purchased and held 2,253,000 shares of common stock in the aggregate as custodian for other persons, of which 1,353,000 common shares were transferred to some of those persons on or about between April 13 and April 30, 1999, and 900,000 were transferred to the remainder of those persons between June 15 and June 30, 1999.

         ITEM 7 -- Material to Be Filed as Exhibits.

                  None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5, 1999                              /s/ Jose Maria Salema Garcao
                                          ----------------------------

July 5, 1998                              /s/ Maria Luisa Garcao
                                          ----------------------------